FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Officer

MINUTES NO. 129 OF SADIA S.A. BOARD OF DIRECTORS MEETING, HELD ON OCTOBER 25, 2007.

On the twenty-fifth day of October of the year two thousand and seven, at 08:00 a.m., at its facilities at Rua Fortunato Ferraz nº 365 – 2o. andar, in São Paulo-SP, the members of Sadia S.A. Board of Directors held a meeting chaired by Mr. Walter Fontana Filho, and upon a verification of compliance with the first paragraph of Article 16 of the By-Laws, the meeting was called to order to discuss the following items:

1. QUARTERLY RESULTS:-
Upon an analysis of the Company's financial statements for the third quarter of this year, and based on the recommendation of the Audit Committee, whereby the accounting statements present fairly the shareholders' equity and the financial position of the Company, as well as the results of its operations in the period, the Board resolved to authorize the disclosure of the Company's quarterly and YTD (up to September 2007) results to the Brazilian Securities and Exchange Committee (CVM), Stock Exchange, ABAMEC, APIMEC and to the market at large, immediately after receiving the opinion of the Audit (Fiscal) Committee on this matter.

2. ELECTION OF NEW DIRECTORS:-
In conformity with the provisions under item III of Article 17 of the Bylaws, the Board elected Misters: Amaury Magalhães Maciel Filho, Brazilian, married, veterinarian, Identity Card RG 31 987 458 SSP/PR, enrolled in the Ministry of Finance Individual Taxpayer Register - CPF/MF under No. 536.601.889-72, resident and domiciled at Rua Lamenha Lins, 447 - apto 10 - Centro - Curitiba - CEP: 80250-020, for the position of Agriculture Operations Director; Helio Rubens Mendes dos Santos, Brazilian, married, food engineer, Identity Card RG 50567756 SSP/SC, enrolled in the Ministry of Finance Individual Taxpayer Register - CPF/MF under No. 472.238.200-04, resident and domiciled at Rua Romano A. Fontana, 1008 - Jardim - Concórdia - SC - CEP 89700-000, for the position of Industrial Technology Director; Ralf Piper, Brazilian, married, veterinarian, Identity Card RG 004.439.335-SSP/PR, enrolled in the Ministry of Finance Individual Taxpayer Register - CPF/MF under No. 771.176.899-00, resident and domiciled at Rua José Casagrande, 1040 - Casa 12 - Vista Alegre - Curitiba - Cep 80820-595, for the position of Quality Guarantee Director; all of them for the remaining term up to the Ordinary Shareholders Meeting to be held in 2008. Invited to come into the meeting room, the newly-elected Directors represented to the Board that, in compliance with the provisions in paragraphs 1 and 2 of Article 147, Law 6404, dated December 15, 1976, that they were not subject to any of the crimes contemplated in the Law that might prevent them from exercising business activities. The newly-elected Directors will take office upon their signature of their respective "Assumption of Office" deeds that will be recorded in the Book of Minutes of the Board of Directors Meetings.

8. CAPITAL INCREASE:-
In compliance with Bylaws Article 17, Item VII, letter “b” and in view of the existence of capital reserves based on the projection of net income for the year of 2007, the Board resolved to submit to the shareholders, for their consideration at the next Extraordinary General Shareholders' Meeting to be scheduled, a proposal to increase the current Capital Stock, from one billion, five hundred million Brazilian reais (R$1,500,000,000.00) to two billion Brazilian reais (R$ 2,000,000,000,00), the difference in the amount of five hundred million Brazilian reais ($ 500,000,000,00) being derived from the following reserves: a portion in the amount of five thousand Brazilian reais (R$ 5,000.00), from the Capital Reserve balance; a portion in the amount of thirty-seven million Brazilian reais (R$ 37,000,000,00), from the Legal Reserve balance; a portion in the amount of thirty-seven million Brazilian reais (R$ 37,000,000,00) from the Research and Development account; a portion in the amount of four hundred, twenty-five million, nine hundred and ninety-five thousand Brazilian reais (R$ 425.995,000,00) from the Expansion Reserve account. The balance remaining in each one of these accounts, under their respective headings, shall be kept for future use. It was also proposed that such increase be effected without new stock issue, as provided for in Law 6404/76, Article 169, Paragraph 1, and therefore the total number of shares comprising the capital stock remains unchanged. Upon the approval of the capital increase as proposed, the wording of Bylaws Article 5 shall be amended as follows: “ARTICLE 5: Capital Stock comprises two billion reais (R$ 2,000,000,000,00), fully paid in, divided into six hundred and eighty-tree million (683,000,000) shares with no par value, of which two hundred and fifty-seven million (257,000,000) are common shares and four hundred and twenty-six million (426,000,000) are preferred shares with nonvoting rights".

9. RESTATEMENT OF THE BYLAWS:-
Considering that the Bylaws have had a significant number of amendments since December 2005, and upon a proposal by the Executive Board, the Board of Directors expressed its opinion in favor of a restatement of the Bylaws and this matter shall be submitted to the shareholders, for their appreciation at the next Extraordinary General Shareholders' Meeting to be scheduled.

10. STOCK OPTION PLAN FOR THE COMPANY'S OFFICERS:-
Upon a proposal by the Executive Board and based on the opinion expressed by the Human Resources Committee, the Board of Directors expressed its opinion in favor of an amendment to the Stock Option Plan for the Company's Officers whereby, in addition to the preferred shares, the Plan should include the possibility of exercising the options also in relation to common shares issued by the Company. Thus, this matter shall be submitted to the shareholders for their approval at the next Extraordinary General Shareholders' Meeting to be scheduled, in accordance with the following “PROPOSAL MADE BY THE BOARD OF DIRECTORS: To the Shareholders – In order to offer a more flexible option to the Company's officers in the acquisition of shares issued by the Company under the Stock Option Plan approved at the EGSM of April 29, 2005, it is proposed that, in addition to preferred shares, the Plan be amended to permit the exercise of purchase of stock options also in relation to common shares issued by the Company, being the remaining provisions of the Plan unchanged. If approved, the wording of the aforementioned Plan shall be amended as follows: “Stock Option Plan" – In order to motivate the Company's officers to take a long term vision and conduct and stimulate a sense of ownership and commitment to the organization, in alignment with the interest of the shareholders, this Plan shall consist in granting the purchase option of nominative common and preferred shares issued by SADIA S.A., available in treasury, in accordance with the provisions in the Brazilian Securities and Exchange - CVM Instructions Nos. CVM 10/1980 and 390/2003. The price for exercising the purchase options – no discount and/or below par price being permitted – shall be determined based on the average of the stock quotes in the last three trading sessions of the São Paulo Stock Exchange – BVSP prior to such grant, restated by the National Consumer Price Index – INPC accumulated between the date of the accrual and the date on which the officer exercises such option. The vesting period – during which optionees shall await to exercise their share purchase rights – shall be three (3) years as from the date of being granted the option. Maximum time frame for exercising the option shall be five (5) years after the grant".

11. NOTICE OF GENERAL SHAREHOLDERS' MEETING:-
In view of the proposals to be appreciated at an EGSM, an Extraordinary General Shareholders' Meeting shall be called, in accordance with Bylaws Article 17, item VI, to be held on November 23, 2007, beginning at 10:00 a.m., at the Company's headquarters, the notice of which shall include the following Order of Business and pertinent Remarks:

Extraordinary General Shareholders Meeting:- Appreciation of the following Proposals submitted by the Board of Directors:
1. Increase of Capital Stock – increase the Capital Stock from one billion, five hundred million Brazilian reais (R$1,500,000,000.00) to two billion Brazilian reais (R$ 2,000,000,000.00), using capital reserves and consequently restating the Bylaws;
2. Amendment to the Bylaws – restate the wording of Article 5 as a result of the increase of the Capital Stock to two billion Brazilian reais (R$ 2,000,000,000,00);
3. Restatement of the Bylaws – restate the text due to prior amendments and the preceding item;
4. Change to the Stock Option Plan for the Company's Officers – to include the possibility of options being also exercised for common shares available in treasury.

General Instructions:
I - proxies for the general meeting shall be received at the São Paulo Administrative Center at Rua Fortunato Ferraz, nº 529/659, 2o. andar, Vila Anastácio -São Paulo-SP, Investors Relations Management, no later than 05:00 p.m., November 19, 2007.
II - the shareholders will find at their disposal, at the Company's headquarters and at the site: www.sadia.com.br, the documentation relating to the matters to be appreciated, in compliance with Law 6404/76, Article 135, Paragraph 3.

There being no further business, the meeting was adjourned for drawing up these minutes, which were then signed by all Board members present.

São Paulo-SP, October 25, 2007.

/s/ Walter Fontana Filho (Chairman); Eduardo Fontana d’Avila (1st Vice Chairman); Alcides Lopes Tápias (2nd Vice Chairman); Diva Helena Furlan; Everaldo Nigro dos Santos; Francisco Silverio Morales Cespede; José Marcos Konder Comparato; Luiza Helena Trajano Inácio Rodrigues; Marcelo Fontana; Norberto Fatio; Vicente Falconi Campos.